    As filed with the Securities and Exchange Commission on January 26, 2001
                                                      Registration No. 333-90435

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
                                       ON

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                                  DELIA*S CORP.
             (Exact name of registrant as specified in its charter)

               DELAWARE                              13-3963754
    (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)

                                435 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                                 (212) 807-9060
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 STEPHEN I. KAHN
                                  DELIA*S CORP.
                                435 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                                 (212) 807-9060
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                    COPY TO:
                            JEFFREY A. HORWITZ, ESQ.
                            MICHAEL R. NEIDELL, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000


      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT HAS BEEN DECLARED EFFECTIVE.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. /_/

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/ _______

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/ _______

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. _

                         CALCULATION OF REGISTRATION FEE

================================================================================

 Title of each                                      Proposed
     class                          Proposed        maximum
 of securities                       maximum       aggregate       Amount of
     to be        Amount to be   offering price     offering     registration
   registered      registered     per unit (1)     price (1)        fee (2)
--------------------------------------------------------------------------------
Class A common
stock, par                            $2.75        $3,159,739       $789.94
value $.01 per      1,148,996
share (3)            shares
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the Registrant's Class A common stock reported on The Nasdaq Stock Market on January 25, 2001.

(2) A registration fee of $4,536 was paid in connection with the filing of this Registration Statement on November 5, 1999. Therefore, no further fee is required.

(3) This Registration Statement also relates to rights to purchase shares of the Registrant's Series A Junior Participating Preferred Stock (the "Rights"), which are attached to all shares of Class A common stock. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the certificates for the Class A common stock and will be transferred along with and only with the Class A common stock. The value attributable to the Rights, if any, is reflected in the value of the Class A common stock.

      This Post-Effective Amendment to Form S-1 on Form S-3 is being filed pursuant to Rule 401(c) under the Securities Act of 1933, as amended, in order to convert the Registration Statement on Form S-1 (Commission File No. 333-90435) to a Form S-3. The prospectus contained in the Form S-3 supersedes the prospectus contained in the Form S- 1.



      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED JANUARY 26, 2001

                                   PROSPECTUS

                    1,148,996 Shares of Class A Common Stock

                                  DELIA*S CORP.


      The selling stockholders identified in this prospectus are offering up to 1,148,996 shares of our Class A common stock originally issued in the fall of 1999 in connection with our acquisition of T@ponline.com Inc. and with the conversion of shares of our Class B common stock into Class A common stock by dELiA*s Inc. and the subsequent sale of those shares by dELiA*s Inc. in a private transaction. Our Class A common stock is traded on the Nasdaq National Market under the symbol "DLIA." The last reported sale price for our Class A common stock on the Nasdaq National Market on January 25, 2001 was $2.75 per share.

      We will not receive any of the proceeds from the sale of shares by the selling stockholders and we are not offering any shares for sale under this prospectus. See "Selling Stockholders" and "Plan of Distribution" for a description of sales of the shares by the selling stockholders.

      INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                January 26, 2001

                                TABLE OF CONTENTS

                                                                          PAGE

ABOUT THIS PROSPECTUS                                                       1

THE COMPANY                                                                 2

RECENT DEVELOPMENTS                                                         2

WHERE YOU CAN FIND MORE INFORMATION                                         3

RISK FACTORS                                                                4

USE OF PROCEEDS                                                            21

SELLING STOCKHOLDERS                                                       21

PLAN OF DISTRIBUTION                                                       18

LEGAL OPINION                                                              20

EXPERTS                                                                    20

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell up to 1,148,996 shares of our Class A common stock in one or more offerings. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

      The registration statement that contains this prospectus and the exhibits to the registration statement contain additional information about our company and the securities offered under this prospectus. The registration statement and exhibits can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

   STATEMENTS CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS MAY BE FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE AMENDED SECURITIES ACT OF 1933 AND SECTION 21E OF THE AMENDED SECURITIES EXCHANGE ACT OF
1934). THE WORDS "BELIEVE," "PLAN," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH APPLY ONLY AS OF THE DATE OF THIS PROSPECTUS. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: THE CONDITION OF THE FINANCIAL MARKETS GENERALLY; FUTURE CONDITIONS OF THE MARKET FOR OUR CLASS A COMMON STOCK; THE RISK THAT OUR BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY FOLLOWING THE RECENT RECOMBINATION OF ITURF INC. AND DELIA*S INC. OR THAT THE RECOMBINATION WILL PRODUCE SAVINGS FROM ADDITIONAL OPERATING EFFICIENCIES IN A TIMELY FASHION OR AT ALL; COSTS RELATED TO THE MERGER AND CERTAIN RESTRUCTURING INITIATIVES, INCLUDING THE DISCONTINUATION OF TSI SOCCER'S RETAIL OPERATIONS AND ITURF.COM'S INTERNET CONTENT OPERATIONS; OUR ABILITY TO REDUCE EXPENSES SUCCESSFULLY; THE RISK THAT COST REDUCTION INITIATIVES MAY LEAD TO REDUCED SERVICE LEVELS OR PRODUCT QUALITY, WHICH COULD HAVE AN ADVERSE IMPACT ON REVENUES; THE EFFECT OF CURRENT ADVERSE MARKET CONDITIONS FOR ACQUISITIONS OF DIRECT MARKETING OR INTERNET CONTENT BUSINESSES ON OUR ABILITY TO DIVEST OUR STORYBOOK HEIRLOOMS BUSINESS IN A TIMELY MANNER ON SATISFACTORY TERMS OR AT ALL AND OUR ABILITY TO IDENTIFY SATISFACTORY STRATEGIC ALTERNATIVES FOR OUR INTERNET COMMUNITY BUSINESSES; THE RISK THAT CERTAIN CONDITIONS TO THE SALE OF OUR TSI SOCCER CATALOG AND INTERNET BUSINESS MAY NOT BE FULFILLED; THE RISK THAT WE MAY NOT BE ABLE TO COME TO FINAL TERMS ON THE SALE OF THE SPARKNOTES.COM BUSINESS; ACCESS TO FINANCING TO FUND OPERATIONS AND THE EXPANSION STRATEGIES OF EACH BUSINESS; INCREASES IN THE COST OF MATERIALS, PRINTING, PAPER, POSTAGE, SHIPPING AND LABOR; TIMING AND QUANTITY OF CATALOG AND ELECTRONIC MAILINGS; RESPONSE RATES; OUR ABILITY TO LEVERAGE INVESTMENTS MADE IN INFRASTRUCTURE TO SUPPORT EXPANSION; ACCEPTANCE OF NEW RETAIL CONCEPTS; AVAILABILITY OF ACCEPTABLE STORE SITES AND LEASE TERMS; ABILITY TO OPEN NEW STORES IN A TIMELY FASHION; POSSIBILITY OF INCREASING COMPARABLE STORE SALES; ADVERSE WEATHER CONDITIONS AND OTHER FACTORS AFFECTING RETAIL STORES GENERALLY; LEVELS OF COMPETITION; OUR ABILITY TO SELL ADVERTISING ON- LINE; CHANGES IN THE GROWTH RATE OF INTERNET USAGE AND ONLINE USER TRAFFIC LEVELS; LEVELS OF DEMAND FOR INTERNET ADVERTISING; OUR ABILITY TO RETAIN KEY

PERSONNEL; THE ABILITY OF COMPUTER SYSTEMS TO SCALE WITH GROWTH IN ONLINE TRAFFIC; DIFFICULTIES IN INTEGRATING ACQUISITIONS OF NEW BUSINESSES AND TECHNOLOGY; GENERAL ECONOMIC CONDITIONS; OUR ABILITY TO ANTICIPATE AND RESPOND TO FASHION TRENDS; OUR DEPENDENCE ON THIRD PARTIES; AND OTHER FACTORS DETAILED ELSEWHERE IN THIS PROSPECTUS, DELIA*S CORP.'S MOST RECENT REPORT ON FORM 10-Q AND IN ITURF INC.'S AND DELIA*S INC.'S MOST RECENT PROXY STATEMENTS, ANNUAL REPORTS ON FORM 10-K AND QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FACTORS, AND OTHER FACTORS THAT APPEAR IN THIS DOCUMENT INCLUDING, WITHOUT LIMITATION, UNDER "RISK FACTORS" COULD AFFECT OUR ACTUAL RESULTS AND COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY US OR ON OUR BEHALF. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. YOU ARE ADVISED, HOWEVER, TO CONSULT ANY ADDITIONAL DISCLOSURES WE MAKE IN OUR REPORTS TO THE SEC ON FORMS 10-K, 10-Q AND 8-K.

   THIS DOCUMENT MAY ALSO INCLUDE OR INCORPORATE BY REFERENCE MARKET DATA RELATED TO THE INDUSTRIES IN WHICH WE ARE INVOLVED. THIS DATA HAS BEEN DERIVED FROM STUDIES PUBLISHED BY MARKET RESEARCH FIRMS, TRADE ASSOCIATIONS AND OTHER ORGANIZATIONS. THESE ORGANIZATIONS SOMETIMES ASSUME EVENTS, TRENDS AND ACTIVITIES WILL OCCUR AND PROJECT INFORMATION BASED ON THOSE ASSUMPTIONS. IF ANY OF THEIR ASSUMPTIONS IS WRONG, THEIR PROJECTIONS MAY ALSO BE WRONG.

   ANY REFERENCE IN THIS PROSPECTUS TO A PARTICULAR FISCAL YEAR AFTER 1998 IS TO THE YEAR ENDED ON THE SATURDAY CLOSEST TO JANUARY 31 FOLLOWING THE CORRESPONDING CALENDAR YEAR. FOR EXAMPLE, "FISCAL 1999" MEANS THE PERIOD FROM FEBRUARY 1, 1999 TO JANUARY 29, 2000. ANY REFERENCE IN THIS PROSPECTUS TO A PARTICULAR FISCAL YEAR BEFORE 1999 IS TO THE YEAR ENDED JANUARY 31 FOLLOWING THE CORRESPONDING CALENDAR YEAR. FOR EXAMPLE, "FISCAL 1998" MEANS THE PERIOD FROM FEBRUARY 1, 1998 TO JANUARY 31, 1999.

                                   THE COMPANY

   dELiA*s Corp., a Delaware corporation, is a multi-channel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. The dELiA*s-branded business includes the dELiA*s catalog, www.dELiAs.cOm and dELiA*s retail stores. We also operate certain non-core businesses, including TSI Soccer and Storybook Heirlooms, direct marketers of specialty soccer apparel and equipment and apparel for young girls, respectively, and our Internet community businesses, gURL.com, theSpark.com, SparkMatch.com and SparkNotes.com. We have announced plans to dispose of our TSI Soccer and Storybook Heirlooms businesses. We have also announced that we are exploring strategic alternatives with respect to our Internet community properties.

   Our executive offices are located at 435 Hudson Street, New York, New York 10014, telephone number (212) 807-9060.

                               RECENT DEVELOPMENTS

   Our catalog and retail store business was combined with our Internet business in a transaction merging the businesses of dELiA*s Inc., now a wholly owned subsidiary of dELiA*s Corp. renamed dELiA*s Group Inc., and dELiA*s Corp., at the time known as iTurf Inc. The merger was completed on November 20, 2000. The merger transaction is being accounted for as a purchase by dELiA*s Inc. of the minority interest in iTurf Inc. held by the public. As a result, the historical financial statements of dELiA*s Corp. incorporated herein by reference are the historical financial statements of dELiA*s Inc. and do not reflect the merger transaction for any period prior to November 20, 2000.

   In connection with our acquisition of the T@ponline.com business in September 1999, we entered into an arrangement with MarketSource Corporation pursuant to which MarketSource purchased advertising and other inventory on our network of sites for resale to MarketSource's clients. Separately, in September 1999, we entered into a marketing alliance with MarketSource to promote our network of sites through MarketSource's offline marketing channels. We committed to purchasing approximately $6.5 million in promotional opportunities through these channels over a three-year period. In December 2000, we amended each of these arrangements to eliminate each party's commitments. Under the amended arrangements, MarketSource acts as our agent for the sale of advertising on our Web sites.

   On January 12, 2001, we entered into an amendment of the Agreement and Plan of Merger dated as of February 4, 2000 governing the acquisition of theSpark.com Inc. Under the original Agreement and Plan of Merger, upon meeting certain revenue targets, the former stockholders of theSpark.com Inc. would have been entitled to up to $13.5 million over 2001 and 2002. The amendment releases us from this obligation. In exchange, we have agreed to issue 2 million shares of our Class A common stock, which is subject to reduction for appreciation in value of our stock, and to pay $2.5 million in cash to the former stockholders of theSpark.com Inc. in the second quarter of 2001. The former stockholders of theSpark.com Inc. will also share in the net proceeds from a sale of theSpark.com or the SparkNotes.com businesses, up to a maximum of $8 million, upon consummation of a sale prior to March 1, 2002. In the first quarter of 2002, the former stockholders of theSpark.com Inc. will be entitled to a payment in cash of the lesser of (1) $1.5 million and (2) the difference between $7.5 million and any amounts paid out as described above.

   On January 23, 2001, we announced that we signed an agreement with an undisclosed bidder for the sale of substantially all of the assets of the TSI Soccer Corporation catalog and Internet businesses, including our rights to the TSI Soccer trademark, domain name and customer file, as well as the assumption of certain liabilities.

   On January 25, 2001, we announced that we signed a non-binding letter of intent for the sale of the SparkNotes.com business. We also noted that definitive documents have not yet been signed and that there are no assurances that a definitive purchase agreement will be reached or that, if any agreement is reached, the divestiture will be consummated.

                       WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a Registration Statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, reference is hereby made to the registration statement, to the documents incorporated by reference therein and to the exhibits thereto.

   The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus.

   We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

   The following document filed by us with the SEC are incorporated in this prospectus by reference:

      (1) Annual Report on Form 10-K/A of dELiA*s Inc. for the fiscal year ended January 29, 2000.

      (2) Quarterly Reports on Form 10-Q of dELiA*s Inc. for the periods ended April 29, 2000 and July 29,2000.

      (3) Quarterly Report on Form 10-Q of dELiA*s Corp. for the period ended October 28, 2000.

      (4) Our Current Reports on Form 8-K filed with the SEC on December 4, 2000, December 11, 2000 and January 19, 2001, and, under the name iTurf Inc., on February 25, 2000, March 14, 2000 and November 17, 2000.

      (5) dELiA*s Inc.'s Current Report on Form 8-K filed with the SEC on May 2, 2000.

      (6) The description of the Class A common stock contained in our registration statement on Form 8-A, as filed with the SEC on February 3, 1999, including any amendments or reports filed for the purpose of updating such description.

         If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to dELiA*s Corp., 435 Hudson Street, New York, New York 10014, Attention: Corporate Secretary, (212) 807-9060.

         In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and (3) Northeast Regional Office, Seven World Trade Center, New York, New York 10048.

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

         Our Class A common stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains a Web site that contains all information filed electronically by us. The address of the SEC's Web site is (http://www.sec.gov.).

                                  RISK FACTORS

         YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR CLASS A COMMON STOCK. WE HAVE DESCRIBED THESE RISKS AND UNCERTAINTIES UNDER THE FOLLOWING GENERAL CATEGORIES: "RISKS RELATING TO OUR BUSINESS" AND "RISKS RELATING TO THE INTERNET INDUSTRY." THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY AND OUR SECURITYHOLDERS. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO ADVERSELY IMPAIR OUR BUSINESS OPERATIONS. IN SUCH CASE, THE TRADING PRICE OF OUR CLASS A COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR CLASS A COMMON STOCK.

RISKS RELATING TO OUR BUSINESS

OUR DIRECTORS AND EXECUTIVE OFFICERS HOLD SUBSTANTIAL EQUITY IN THE COMPANY AND MAY USE THIS INFLUENCE IN WAYS THAT ARE NOT CONSISTENT WITH THE INTERESTS OF OTHER STOCKHOLDERS

         Our executive officers and directors and their affiliates hold or have the right to vote in the aggregate approximately 32% of our Class A common stock, net of treasury stock and stock held by affiliates. Furthermore, they could obtain the right to vote an additional 6% assuming the vesting of all unvested shares of restricted stock. Accordingly, these persons may have substantial influence on the company in ways that might not be consistent with the interests of other stockholders. These persons may also have significant influence and control over the outcome of any matters submitted to the company's stockholders for approval.

THE EXPECTED BENEFITS OF OUR RECENT MERGER MAY NOT BE REALIZED

         The success of the recent recombination of our Internet, catalog and retail businesses will depend, in part, on our ability to realize growth opportunities and synergies from combining the businesses of the two companies. Although we expect the merger to affect our stockholders positively, we may not realize the anticipated benefits of the merger. We believe that we will reduce some administrative overhead costs by combining the two companies, but these savings are not expected to have a material effect on our results of operations. Moreover, some of the synergies we hope to exploit are strategic and, by nature, speculative. For example, we hope to improve catalog productivity through targeted e-mails, but there is no definitive evidence that targeted e-mails will improve sales per book or allow us to distribute fewer catalogs. Further, we may incur unanticipated costs as a result of the merger such as transfer taxes, consent fees, professional expenses or unexpected future operating expenses, including increased personnel costs, property taxes or travel expenses.

WE MAY NEED ADDITIONAL CAPITAL AND RAISING ADDITIONAL CAPITAL COULD DILUTE STOCKHOLDERS

         Historically, we have financed our business and operations primarily through the sale of equity and bank loans. We believe that available cash on hand and available borrowings will enable us to maintain our current and planned operations. However, in the event of lower than expected sales or higher than expected expenses, we may need to raise additional funds. Debt or equity financing may not be available in sufficient amounts or on terms acceptable to us, or at all, and equity financing would be dilutive to our stockholders.

WE ARE PARTIES TO TWO CLASS ACTION LITIGATIONS

         We are currently party to two purported class action litigations. The first was originally filed in two separate complaints in Federal District Court for the Southern District of New York in 1999 against dELiA*s Inc. and certain of its officers and directors. These complaints were consolidated. The consolidated complaint alleges, among other things, that the defendants violated Rule 10b-5 under the Securities Exchange Act of 1934 by making material misstatements and by failing to disclose certain allegedly material information regarding trends in the business during part of 1998. The second was originally filed as three separate complaints in Delaware Chancery Court against iTurf Inc., dELiA*s Inc. and each of iTurf's directors in connection with the recombination of the iTurf Inc. and dELiA*s Inc. businesses. The actions were consolidated and an amended complaint was filed on January 19, 2001. The complaint alleges that dELiA*s and the members of the iTurf board of directors have breached their fiduciary duties to iTurf and iTurf's public stockholders and that the exchange ratio was unfair to iTurf's public stockholders. This complaint seeks class certification and other equitable and monetary relief, including enjoining the merger or awarding damages.

         We believe that the allegations are without substantial merit and intend to vigorously contest these actions. Although we believe that the allegations of the complaints are without substantial merit, we can not predict at this time the outcome of any litigation or whether the resolution of the litigation could have a material adverse effect on our results of operations, cash flows or financial condition.

OUR CLASS A COMMON STOCK MAY BECOME UNDERVALUED AS A RESULT OF OUR RECENT
MERGER

         As a result of our recent merger with our former corporate parent, dELiA*s Inc., financial analysts and investors may have difficulty identifying and applying measures of financial performance that reflect the value of the company. As a result, shares of our Class A common stock may not achieve a valuation in the public trading market that fully reflects the true value of the company, including its synergies and benefits.

WE MAY NOT BE ABLE TO SELL ADVERTISING TO, AND CREATE COMMERCE PARTNERSHIPS AS EFFECTIVELY WITH, COMPETITORS OF OUR FORMER CORPORATE PARENT

         The future success of our Internet community business depends in part on our ability to generate revenues from third-party advertisers and retailers. We have been generating these revenues through the development of advertising and Web site tenancy relationships with companies that compete directly with our former corporate parent. However, our recent merger and a stronger emphasis on promoting the dELiA*s brand in the community properties may discourage the development of these business relationships with those competitors.

WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING KEY PERSONNEL

         Our success will depend on the continued service of our key technical, sales and senior management personnel. Loss of the services of our senior management personnel, including Stephen I. Kahn, Chairman of our board of directors and Chief Executive Officer, Christopher C. Edgar, Vice Chairman, Evan Guillemin, President and Dennis Goldstein, Chief Financial Officer and President of the Internet community properties, or other key employees would have a material adverse effect on our business.

         Competition for employees in our industries is intense. As a result, we have in the past experienced, and we expect to continue to experience, difficulty hiring and retaining skilled employees with appropriate qualifications. Our Internet properties rely on proprietary technology developed primarily by qualified personnel. If we are unable to retain key employees or attract, assimilate or retain other qualified employees in the future, we may have difficulty maintaining and upgrading this technology, which would materially adversely affect our business.

WE PLAN TO DIVEST OUR NON-CORE BUSINESSES AND WE MAY NOT SUCCEED IN SELLING THESE BUSINESSES IN A TIMELY MANNER OR AT PRICES WE CONSIDER APPROPRIATE

         We plan to sell our non-core businesses, including our TSI Soccer catalog and Internet business and our Storybook Heirlooms business, and we are examining strategic alternatives with respect to our Internet community properties. This process will entail a number of risks:

-     we may not find buyers for these businesses;

-     the timing of these dispositions is uncertain; and

- we cannot be certain that the terms, including the price, for the sale of these businesses will be acceptable to us.

         The Asset Purchase Agreement governing the sale of the TSI Soccer catalog and Internet business is subject to various conditions, including conditions governing the sale and the receipt of necessary third-party approvals. Any other sales of our non-core businesses will be subject to conditions which may not be met. The letter of intent relating to the sale of the SparkNotes.com business is non-binding and we may not be able to reach satisfactory terms with the potential acquiror.

         If we fail to sell these businesses at acceptable prices, in a timely manner or at all, we may need to obtain additional capital to finance our operating losses and expansion. We may not be able to obtain this additional financing on favorable terms or at all.

HISTORICAL RESULTS MAY NOT BE INDICATIVE OF FUTURE RESULTS DUE TO SEASONAL, CYCLICAL AND QUARTERLY FLUCTUATIONS

         We experience seasonal and cyclical fluctuations in our revenues and results of operations. For example, sales of apparel, accessories and footwear are generally lower in the first half of each year. In addition, due to the cyclical nature of our businesses and our sensitivity to consumer spending patterns, purchases of apparel and accessories tend to decline during recessionary periods and may decline at other times. Because the Internet business is rapidly evolving, distinct seasonal and cyclical patterns in consumer purchasing and advertising spending are still emerging. Consequently, our results of operations from quarter to quarter may become less comparable.

         Our quarterly results may also fluctuate as a result of a number of other factors, including:

-     general economic conditions;

-     changes in consumer spending patterns;

- changes in the growth rate of Internet usage and online user traffic levels;

- the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses;

- increases in the cost of materials, printing, paper, postage, shipping and labor;

- the timing, quantity and cost of catalog and electronic mailings and response rates to those mailings;

- market acceptance of our merchandise, including new merchandise categories or products introduced, and online content and community offerings;

- opportunities to expand, including the ability to locate and obtain acceptable store sites and lease terms or renew existing leases, and the ability to increase comparable store sales;

-     levels of competition;

-     the timing of merchandise deliveries;

-     difficulties in integrating acquisitions;

- adverse weather conditions, changes in weather patterns and other factors affecting retail stores; and

-     other factors outside our control.

         As a result of seasonal and cyclical patterns and the other factors described above, you should not rely on quarter-to-quarter comparisons of our results of operations as indicative of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Class A common stock may fall.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH AN INVESTOR CAN EVALUATE OUR
BUSINESS

         INTERNET. We have a limited history as a provider of Internet content and e-commerce. Our tsisoccer.com operations began in 1995 and the gURL.com Web site launched in 1996. However, we did not begin selling merchandise from the dELiA*s catalog on the Internet until May 1998. As a result, our Internet business has generated substantially all of its revenues since May 1998. You must consider the risks and difficulties that we will encounter as an early-stage company in the new and rapidly evolving Internet, e-commerce and online advertising markets. These risks include our ability to:

-     sustain historical revenue growth rates;

-     implement our business model;

-     manage our expanding operations;

-     attract, retain and motivate qualified personnel;

-     anticipate and adapt to rapid changes in our markets;

-     attract and retain a large number of advertisers;

- maintain and enhance our systems to support growth of operations and increasing user traffic;

- retain existing customers, attract new customers and maintain customer satisfaction;

-     introduce new and enhanced Web pages, services, products and alliances;

- maintain our profit margins in the face of price competition or rising wholesale prices;

- minimize technical difficulties, system downtime and the effect of Internet brown-outs;

-     manage the timing of promotions and sales programs; and

-     respond to changes in government regulation.

If we do not successfully manage these risks, our business, results of operations and financial condition will be materially adversely affected. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

         RETAIL STORES. We opened the first full-priced dELiA*s-brand retail store in February 1999, and most of the dELiA*s-brand retail stores were opened after the second quarter of fiscal 1999. As a result, we do not have substantial data regarding comparable store sales, which are an important measure of performance for a retail company. Because of our limited history as an operator of retail stores and the limited data available for management, as well as potential investors, to assess the trends in individual store performance, there can be no assurances of our ability to run these stores profitably. In addition, failure to expand the numbers of dELiA*s retail stores while continuing to run individual stores profitably, thereby limiting our ability to leverage our infrastructure, would have a material adverse effect on our financial condition and results of operations.

         As a result of these factors, our future revenues are difficult to forecast. Any shortfall in revenues may have a material adverse effect on our business and would likely affect the market price of our Class A common stock in a manner unrelated to our long-term operating performance.

IF WE ARE UNABLE TO IDENTIFY STRATEGIC ALTERNATIVES WITH RESPECT TO OUR INTERNET PROPERTIES, WE ARE LIKELY TO INCUR SUBSTANTIAL NET LOSSES IN CONNECTION WITH THESE PROPERTIES

         If we are unable to identify strategic alternatives with respect to our Internet properties, we are likely to record substantial net losses in connection with these properties for the foreseeable future. We believe that our ability to maintain the value of, and continue to grow, our Internet properties will depend in large part on our ability to:

-     increase awareness of our brand names;

- provide our customers with superior Internet community and e-commerce experiences; and

- continue to enhance our systems and technology to support increased traffic on our Web sites.

         Accordingly, we intend to continue to maintain a significant level of marketing and promotional expenditures to support these businesses until acceptable strategic alternatives are identified and implemented. We also expect continued heavy investment to develop further our Web sites, technology and operating systems. Operating expenses that exceed our expectations or slower revenue growth than we anticipate would have a material adverse effect on our business.

OUR GROWTH STRATEGY MAY PRESENT OPERATIONAL, MANAGEMENT AND INVENTORY
CHALLENGES

         Our historical growth has placed significant demands on our management and other administrative, operational and financial resources. We intend to continue to pursue a growth-oriented strategy for the foreseeable future and our future operating results will largely depend on our ability to open and operate new retail stores, appropriately expand our Internet e-commerce business and manage a larger business. Managing this growth will require us to continue to implement and improve our operations and financial and management information systems and to continue to expand, motivate and effectively manage our workforce. If we cannot manage this process effectively or grow our businesses as planned, we may not achieve our desired future operating results.

         Operation of a greater number of retail stores, expansion into new geographic or demographic markets and online expansion may present competitive and merchandising challenges that are different from those we currently encounter in our existing businesses. This expansion will also require further investment in infrastructure and marketing for our catalog, retail and Internet businesses. This investment will increase our operating expenses, which could have a material adverse effect on the results of our business if anticipated sales do not materialize, and may require us to seek additional capital. There can be no assurance that we will be able to obtain this financing on acceptable terms or at all.

         In addition, expansion of our retail and Internet e-commerce businesses within our existing markets may adversely affect the individual financial performance of existing stores or catalog sales. Historically, efforts to increase Internet sales have reduced catalog sales. There can be no assurance that increased sales through our retail stores will not reduce catalog or Internet sales. Also, new stores may not achieve sales and profitability levels consistent with existing stores.

         Furthermore, as our sales increase, we anticipate maintaining higher inventory levels. This anticipated increase in inventory levels will expose us to greater risk of excess inventories and inventory obsolescence, which could have a material adverse effect on our business.

WE MAY FAIL TO ANTICIPATE AND RESPOND TO FASHION TRENDS AND THE ONLINE COMMUNITY AND CONTENT TASTES OF OUR CUSTOMERS

         Our failure to anticipate, identify or react to changes in styles, trends or brand preferences of our customers may result in lower revenue from reduced sales and promotional pricing. Our success depends, in part, on our ability to anticipate the frequently-changing fashion and online community and content tastes of our customers and to offer merchandise and services that appeal to their preferences on a timely and affordable basis. If we misjudge our offerings, our image with our customers would be materially adversely affected. Poor customer reaction to our products and services or our failure to source these products effectively would materially adversely affect our business.

WE MAY NOT BE ABLE TO ATTRACT NEW BUYERS TO REPLENISH OUR CUSTOMER BASE

         Our customers are primarily teens and young adults. As these individuals age beyond their teens, they may no longer purchase products and use online offerings aimed at younger individuals. Accordingly, we must constantly update our marketing efforts to attract new, prospective teen and young adult customers. Failure to attract new customers would have a material adverse effect on our business.

OUR CATALOG RESPONSE RATES MAY DECLINE

         Catalog response rates usually decline when we mail additional catalog editions within the same fiscal period. Response rates also decline in geographic regions where we open new stores. As we open additional new stores, we expect aggregate catalog response rates to decline further. In addition, as we continue to increase the number of catalogs distributed or mail our catalogs to a broader group of new potential customers, we have observed that these new potential customers respond at lower rates than existing customers have historically responded. These trends in response rates have had and are likely to continue to have a material adverse effect on our rate of sales growth and on our profitability.

WE DEPEND ON THE STORAGE OF PERSONAL INFORMATION ABOUT OUR USERS, AND PROPOSED LEGISLATION MAY LIMIT OUR ABILITY TO CAPTURE AND USE CUSTOMER INFORMATION

         Web sites typically place identifying data, or "cookies," on a user's hard drive without the user's knowledge or consent. Our and other Web sites use cookies for a variety of reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts.

         Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drives. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Furthermore, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of information regarding Internet users. Any of these actions may limit our ability to target advertising to, or collect and use information about, our customers, which could materially adversely affect our business.

         Recently, there has been increasing public concern regarding the compilation, use and distribution of information about teens and children. Federal legislation has been introduced in the U.S. Congress that proposes restrictions on persons, principally list brokers, that sell, purchase or otherwise use for commercial purposes personal information about teens under the age of 16 and children. List brokerage is not currently a material part of our business but we do market to persons whose names are derived from purchased or rented lists. We may increase our use of purchased and rented lists or, in the future, decide to increase our list brokerage business. Consequently, the proposed legislation, or other similar laws or regulations that may be enacted, could impair our ability to collect customer information, use that information in the course of our business or profit from future plans to sell customer information, which could have a material adverse effect on our business.

WE MAY BE EXPOSED TO POTENTIAL LIABILITY OVER PRIVACY CONCERNS

         Despite the display of our privacy policy on our Web sites, any penetration of our network security or misappropriation of our users' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes.

These claims could result in litigation, which could divert management's attention from the operation of our business and result in the imposition of significant damages.

         In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission recently promulgated final regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the regulations under this act will make it more difficult for us to collect personal information from some of our customers. We recently received a notice from the Federal Trade Commission stating that one of our Web sites may not be in compliance with this act. Any failure to comply with this act may make us liable for substantial fines and other penalties. We could also incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD CREATE ADDITIONAL BURDENS TO DOING BUSINESS ON THE INTERNET

         Laws and regulations applicable to Internet communications, commerce and advertising are becoming more prevalent. The adoption or modification of laws or regulations applicable to the Internet could adversely affect our business. The law governing the Internet, however, remains largely unsettled.

         Although our online transmissions generally originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, libel and taxation apply to the Internet and online advertising. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers. The interpretation or enactment of any of these types of laws or regulations may impose burdens on our business.

OUR INDUSTRIES ARE HIGHLY COMPETITIVE

         The apparel, accessories and Internet content and community industries are highly competitive, and we expect competition in these markets to increase. As a result of this competition, we may experience pricing pressures, increased marketing expenditures and loss of market share, which would have a material adverse effect on our business.

         We compete with traditional department-store retailers, as well as specialty apparel and accessory retailers, for teen and young adult customers. We also compete with other direct marketers and Internet companies, some of which may specifically target our customers; we expect competition from Internet companies to continue to increase because of the relative ease with which new Web sites can be developed. In addition, because there are few barriers to entry in the teen apparel and accessories market, we could face competition from manufacturers of apparel and accessories, including our current vendors, who could market their products directly to retail customers or make their products more readily available in competitor catalogs, Web sites and retail stores.

         We cannot assure you that we will be able to compete successfully with these companies or that competitive pressures will not materially and adversely affect our business. We believe that our ability to compete depends upon many factors, including the following:

-     the market acceptance of our Web sites and online services;

-     the success of our brand building and sales and marketing efforts;

- the performance, price and reliability of services developed by us or our competitors; and

-     the effectiveness of our customer service and support efforts.

         Many of our competitors are larger and have substantially greater financial, distribution and marketing resources than us. Our competitors may develop products or services that are equal or superior to, or achieve greater market acceptance than, ours. In addition, our competitors may have cooperative relationships among themselves or with third parties that increase the ability of their products or services to address the needs of our prospective advertisers. Our competitors could also enter into exclusive distribution arrangements with our vendors and deny us access to these vendors' products. These factors may materially adversely affect our business.

OUR ADVERTISING REVENUES MAY DECLINE

         Our online advertising business competes with television, radio, cable and print for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. Moreover, advertisers may, over time, determine that advertisements placed on our Web sites have not been effective. Consequently, our advertising revenues may decline.

WE RELY ON INFORMATION AND TELECOMMUNICATIONS SYSTEMS WHICH ARE SUBJECT TO DISRUPTION

         The success of our direct marketing and retail store businesses depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis, and to purchase and promote products, manage inventory, ship products, manage sales and marketing and maintain efficient operations through our telephone and management information systems. The success of our Internet businesses depends, in part, on our ability to provide a consistently prompt and user-friendly experience to our customers, with a minimum of technical delays or disruptions.

         Our operations therefore depend on our ability to maintain our computer and telecommunications systems and equipment in effective working order. Any sustained or repeated system failure or interruption would have a material adverse effect on sales, customer relations and the attractiveness of our Web sites to advertisers.

         Unanticipated problems affecting our systems have caused from time to time in the past, and in the future could cause, disruptions in our services. These system interruptions could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require or from events such as fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse occurrences. Any damage or failure that interrupts or delays our operations could have a material adverse effect on our business.

WE MAY BE UNABLE TO EXPAND OUR ONLINE CAPACITY, COMPUTER SYSTEMS AND RELATED FEATURES IN A TIMELY AND SUCCESSFUL MANNER TO SUPPORT INCREASED VOLUME ON OUR WEB SITES

         A key element of our strategy with respect to our Internet content business is to generate a high volume of traffic on our Web sites. However, growth in the number of users accessing our sites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe our present systems will not be adequate to accommodate rapid growth in user demand. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate increased traffic may cause decreased levels of customer service and satisfaction.

         We believe that we will need to improve and enhance continually the functionality and performance of our e- commerce, customer tracking and other technical systems. As a result, we intend to upgrade our existing systems and implement new systems on an ongoing basis. Failure to implement these systems effectively or within a reasonable period of time would have a material adverse effect on our business, results of operations and financial condition.

         We must also introduce additional or enhanced services and features to retain current users and attract new users to our sites. These new services or features may contain errors, and we may need to significantly modify the design of these services or features to correct errors. If these new services or features are not favorably received, or if users encounter difficulty with them, users may visit our Web sites less frequently. As a result, our business would be materially adversely affected.

STRIKES OR OTHER SERVICE INTERRUPTIONS AFFECTING THIRD-PARTY SHIPPERS WOULD IMPACT OUR ABILITY TO DELIVER MERCHANDISE ON A TIMELY BASIS

         We rely on third-party shippers, including the United States Postal Service, United Parcel Service and Federal Express, to ship merchandise to our customers. Strikes or other service interruptions affecting our shippers would have a material adverse effect on our ability to deliver merchandise on a timely basis.

OUR THIRD-PARTY COMMUNICATIONS PROVIDERS MAY EXPERIENCE SYSTEM FAILURES THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

         We depend on communications providers, including Cable & Wireless plc, UUNet and AT&T, to provide our Internet users with access to our Web sites. In addition, our users depend on Internet service providers and Web site operators for access to our Web sites. Other third parties host and manage two of our community Web sites, gURLpages.com and gURLmAIL.com. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to stop using our services, which could have a material adverse effect on our business.

         A substantial portion of our computer and communications hardware and software required for Internet access is currently housed at Exodus Communications, Inc. in New Jersey. The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to attract Internet users and advertisers to our sites. Therefore, any failure of this provider's systems and operations, which are vulnerable to damage or interruption from computer viruses, fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events, could have a material adverse effect on our business. We do not presently have a formal disaster recovery plan and may not carry sufficient business interruption insurance to compensate us for any losses that may occur. In addition, because we depend upon a third-party provider to afford users access to our products and services, we are limited in our ability to prevent systems failures.

WE RELY ON THIRD-PARTY VENDORS FOR MERCHANDISE

         Our business depends on the ability of third-party vendors to provide us with current-season, brand-name apparel and merchandise at competitive prices in sufficient quantities and of acceptable quality. No vendor accounted for more than 6% of our consolidated sales in fiscal 1999. We do not have long-term contracts with any supplier and are not likely to enter into these contracts in the foreseeable future. In addition, many of the smaller vendors that we use have limited resources, production capacities and operating histories. As a result, we are subject to the following risks, which could materially adversely affect our business:

-     our key vendors may fail or be unable to expand with us;

-     we may lose one or more key vendors;

-     our current vendor terms may be changed; or

-     our ability to procure products may be limited.

         It is our current strategy to increase the percentage of our goods designed and manufactured to our specifications and to source this merchandise from independent factories. To the extent we concentrate our sourcing with fewer manufacturers we may increase our exposure to failed or delayed deliveries, which could have a material adverse effect on our results of operations.

         Furthermore, as part of our move towards more private-label merchandise, an increasing proportion of our goods is likely to be sourced from factories in Latin America and the Far East, and therefore subject to existing or potential duties, tariffs or quotas that may limit the quantity of some types of goods which may be imported into the United States from countries in those regions. We will increasingly compete with other companies for production facilities and import quota capacity. Sourcing more merchandise abroad will also subject our business to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks and local political issues. Our future performance will be subject to these factors, which are beyond our control. Although a diverse domestic and international market exists for the kinds of merchandise sourced by us, there can be no assurance that these factors would not have a material adverse effect on our results of operations. We believe that alternative sources of supply should be available in the event of a supply disruption in one or more regions of the world. However, we do not believe that, under current circumstances, entering into committed alternative supply arrangements is warranted, and there can be no assurance that alternative sources would in fact be available at any particular time.

WE MAY BECOME SUBJECT TO CURRENCY, POLITICAL, TAX AND OTHER UNCERTAINTIES AS WE EXPAND INTERNATIONALLY

         We distribute our dELiA*s catalogs in Japan and Canada and plan to explore distribution opportunities in other international markets. Our Web sites are visited by a global audience. Our international business is subject to a number of risks of doing business abroad, including:

-     fluctuations in currency exchange rates;

-        the impact of recessions in economies outside the United States;

-     regulatory and political changes in foreign markets;

-     reduced protection for intellectual property rights in some countries;

- potential limits on the use of some of our vendors' trademarks outside the United States;

-     exposure to potentially adverse tax consequences or import/ export quotas;

-     opening and managing distribution centers abroad;

-     inconsistent quality of merchandise and disruptions or delays in shipping;
      and

-     difficulties in developing customer lists and marketing channels.

         Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those we currently face. We cannot assure you that we will expand internationally or that any such expansion will result in profitable operations.

WE MAY NOT BE ADEQUATELY PROTECTED AGAINST INFRINGEMENT OF OUR INTELLECTUAL PROPERTY, WHICH IS ESSENTIAL TO OUR BUSINESS

         We regard our service marks, trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality, license and other agreements with employees, customers, strategic partners and others to protect our proprietary rights, and have also pursued and applied for the registration of our trademarks and service marks in the United States. The steps we have taken to protect our intellectual property may not be adequate, and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online.

         We have licensed in the past, and expect that we may license in the future, some of our proprietary rights, such as trademarks or copyrighted material, to third parties. We attempt to ensure that the quality of our brands is maintained by third-party licensees. However, these licensees may take or omit to take actions that materially adversely affect the value of our proprietary rights or reputation, which would have a material adverse effect on our business, financial condition and results of operations.

         From time to time we receive complaints that we have infringed on third-party intellectual property rights. Our reliance on independent vendors makes it difficult to guard against infringement and we have occasionally agreed to refrain from selling some merchandise at the request of third parties alleging infringement. We have also agreed from time to time to remove content from our community sites. To date, these claims have not resulted in material damage to our business. However, future infringement claims, if directed at key items of our merchandise or our material intellectual property, could have a material adverse effect on our financial position, results of operations or prospects.

WE MAY BE REQUIRED TO COLLECT SALES TAX

         At present, we do not collect sales or other similar taxes in respect of direct shipments of goods to consumers into most states. However, various states have sought to impose state sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we should have collected or be collecting sales taxes on the direct sale of our merchandise would have a material adverse effect on our business.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY FLUCTUATIONS IN POSTAGE AND PAPER EXPENSES

         Significant increases in paper or catalog delivery costs would have a material adverse effect on our business.

THE PRICE OF OUR CLASS A COMMON STOCK COULD BE EXTREMELY VOLATILE

         The market price of our Class A common stock has fluctuated in the past and may continue to be volatile. As a result, you may be unable to sell your shares of Class A common stock at or above their price on the date of your purchase.

   In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. We are currently party to two purported class action litigations. We believe that the allegations in these suits are without substantial merit and intend to vigorously contest these actions. Although we believe that the allegations of the complaints are without substantial merit, we can not predict at this time the outcome of any litigation or whether the resolution of the litigation could have a material adverse effect on our results of operations, cash flows or financial condition.

DELAWARE LAW AND OUR ORGANIZATIONAL DOCUMENTS AND STOCKHOLDER RIGHTS PLAN MAY INHIBIT A TAKEOVER

   Provisions of Delaware law, our Restated Certificate of Incorporation or our bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

   In addition, our board of directors has adopted a stockholder rights plan, the purpose of which is to protect stockholders against unsolicited attempts to acquire control of us that do not offer a fair price to all of our stockholders.

The rights plan may have the effect of dissuading a potential acquiror from making an offer for our Class A common stock at a price that represents a premium to the then current trading price.

RISKS RELATING TO THE INTERNET INDUSTRY

A DECREASE IN THE GROWTH OF WEB USAGE OR INADEQUATE INTERNET INFRASTRUCTURE WOULD ADVERSELY AFFECT OUR BUSINESS

   The Internet industry is new and rapidly evolving. A decrease in the growth of Web usage would have a material and adverse effect on our business. Some of the factors that may inhibit growth in Web usage are:

-     inadequate Internet infrastructure;

-     security and privacy concerns;

-     inconsistent quality of service; and

-     unavailability of cost-effective, high-speed service.

   The value attributed to our Internet community properties and the success of our dELiAs.cOm distribution channels depend upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Web may decline as the number of users increases or the bandwidth requirements of users increase. The Web has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays frequently occur in the future, Web usage, including usage of our Web sites, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

WEB SECURITY CONCERNS COULD HINDER ONLINE COMMERCE AND ADVERTISING

   The need to transmit confidential information such as credit card and other personal information securely over the Internet has been a significant barrier to online commerce and communications. Any publicized compromise of security could deter people from accessing the Web or from using it to transmit confidential information. Furthermore, decreased online traffic and sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. These security concerns could reduce our market for online commerce and indirectly influence our ability to sell online advertising. We may also incur significant costs to protect ourselves against the threat of problems caused by security breaches.

WE MAY BE LIABLE FOR INFORMATION DISPLAYED ON AND COMMUNICATION THROUGH OUR WEB SITES

   We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories relating to the information we publish on our Web sites. These claims have been brought against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon online content we do not control, but which is accessible from our Web sites. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms. These claims could result in the imposition of substantial damages or injunctions restricting our business.

THE LOSS OF OR CHANGE IN OUR DOMAIN NAMES AND A REDUCTION IN BRAND AWARENESS AMONG OUR CUSTOMERS

   The regulation of domain names in the United States and in foreign countries is expected to change in the near future. As a result, we cannot assure you that we will be able to acquire or maintain relevant Internet domain names in all countries in which we conduct business, which could reduce brand awareness among our customers.

   Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE IN OUR INDUSTRY

   The Internet, e-commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer preferences. Our success will depend on our ability to adapt to rapidly changing technologies, address our customers' changing preferences and respond to our competitors' actions. Adapting to new technologies could require significant capital expenditures, which could adversely affect our business, as well as technological expertise that we may not possess. If we fail or experience delays in introducing new technologies and enhancements to our services, it could cause customers and advertisers to make purchases from or visit the Web sites of our competitors.

                                 USE OF PROCEEDS

   We will not receive any of the proceeds from the sales of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

   The shares of Class A common stock listed below as held by Kistler Joint Ventures were sold to Kistler Joint Ventures by dELiA*s Inc., our former parent company, in a private transaction. We issued the other shares of Class A common stock covered by this prospectus in connection with our acquisition of T@ponline.com, Inc. These transactions were exempt from the registration requirements of the Securities Act. We have agreed with each selling stockholder to register for resale the shares of Class A common stock set forth below. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities or except as set forth in the footnotes to the following table.

   The following table sets forth information, as of January ___, 2001, with respect to each selling stockholder. The information below is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the Class A common stock. Because the selling stockholders may offer all or some portion of the Class A common stock, no estimate can be given as to the amount of the Class A common stock that will be held by the selling stockholders upon completion of this offering. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Class A common stock since the date on which they provided the information regarding their Class A common stock.


                          SHARES
                           OWNED                 SHARES OWNED
                         PRIOR TO     SHARES        AFTER       PERCENTAGE
                        OFFERING(1)   OFFERED    OFFERING(1)     OWNED (2)
                        -----------   -------    -----------     ---------
SELLING STOCKHOLDERS:
Martin D. Levine (3) .. 615,609     615,609           --            --
Jonathan L. Levine .... 265,822     265,822           --            --
  Grantor Trust
  u/t/a/d
  January 1, 1995
Lauren E. Levine ...... 265,822     265,822           --            --
  Grantor Trust
  u/t/a/d
  January 1, 1995
David Bidwell ......... 15,870      15,870            --            --
Deborah Cheezum ....... 15,870      15,870            --            --
Donald Clifford ....... 15,870      15,870            --            --
Frank P. Morelli ...... 15,870      15,870            --            --
Derek S. White (4) .... 23,139      23,139            --            --
Anthony Fiore ......... 35,707      35,707            --            --
Kistler Joint Venture . 356,000     325,000         31,000           *


                          SHARES
                           OWNED                 SHARES OWNED
                         PRIOR TO     SHARES        AFTER       PERCENTAGE
                        OFFERING(1)   OFFERED    OFFERING(1)     OWNED (2)
                        -----------   -------    -----------     ---------
SELLING STOCKHOLDERS:
David Breithaupt ...... 1,500       1,500             --            --
Michael L. Cutler ..... 1,500       1,500             --            --
Peter Diffendal ....... 1,500       1,500             --            --
Andrew N. Friedheim ... 1,500       1,500             --            --
Karen D. Gutcher ...... 1,500       1,500             --            --
John Hoepfner ......... 1,500       1,500             --            --
Julia Holland ......... 1,500       1,500             --            --
James Jones ........... 1,500       1,500             --            --
Richard M. Mangione ... 1,500       1,500             --            --
David Marcou .......... 1,500       1,500             --            --
Diane Marullo ......... 1,500       1,500             --            --
Larry D. McAnallen .... 1,500       1,500             --            --
James Mediate ......... 1,500       1,500             --            --
Karen J. Meyer ........ 1,500       1,500             --            --
Peter Morrison ........ 1,500       1,500             --            --
Heidi F. Shore ........ 1,500       1,500             --            --
Keneth Silver ......... 1,500       1,500             --            --
Carolyn Adele White ... 26,363      26,363            --            --
Austin Michael White
0000000000 ............ 17,099      17,099            --            --
Madison Adele White
1999 Trust ............ 17,099      17,099            --            --


----------
* Less than 1%.

(1) Shares that an individual or group has the right to acquire within 60 days of the date of this prospectus pursuant to the exercise of options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person listed in this table.

(2) Percentage owned does not include the 11,425,000 shares of our Class B common stock, which are convertible into shares of our Class A common stock. All of the shares of our Class B common stock are held by one of our subsidiaries and, pursuant to Delaware law, are not entitled to be voted in matters brought before our stockholders. In addition, our Restated Certificate of Incorporation eliminates altogether the voting rights of the Class B common stock upon any transfer of those shares by that subsidiary, unless the transfer is first approved by a majority of our outstanding shares entitled to vote.

(3) Shares of Class A common stock beneficially owned include: (a) 83,965 shares of our Class A common stock directly owned by Mr. Levine; (b) 265,822 shares of our Class A common stock indirectly owned by Mr. Levine as trustee of the Lauren E. Levine Grantor Trust, u/t/a/d January 1, 1995; and (c) 265,822 shares of our Class A common stock indirectly owned by Mr. Levine as trustee of the Jonathan L. Levine Grantor Trust, u/t/a/d January 1, 1995. Mr. Levine served as a member of our board of directors from September 1999 to December 1999. Mr. Levine is the president and principal stockholder of MarketSource Corporation. In connection with the T@ponline.com transaction, MarketSource entered into an arrangement with us to purchase advertising and other inventory on our network of sites for resale to MarketSource's clients. Separately, in September 1999, we entered into a marketing alliance with MarketSource to promote our network of sites through MarketSource's offline marketing channels. We committed to purchasing approximately $6.5 million in promotional opportunities through these channels over a three-year period. In December 2000, we amended each of these arrangements to eliminate each party's commitments. Under the amended arrangements, MarketSource acts as our agent for the sale of advertising on our Web sites.

(4) Mr. White served as the president of our subsidiary, OnTap.com Inc., from September 1, 1999 until October 2000, when our OnTap business was discontinued. Prior to our acquisition of that entity in September 1, 1999, Mr. White served as its executive vice president since its formation in 1997.

                              PLAN OF DISTRIBUTION

   The shares of our Class A common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on The Nasdaq Stock Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker- dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of The Nasdaq Stock Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our Class A common stock in the course of hedging the positions they assume with such selling stockholders. The selling stockholders may also sell our Class A common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of our Class A common stock offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge such shares to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction and pledgee). In addition, any shares of our Class A common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

   In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Class A common stock covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act. We will pay all expenses incident to the offering and sale of the shares of the Class A common stock covered by this prospectus to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes and expenses such as legal fees incurred by some of the selling stockholders.

   In order to comply with the securities laws of certain states, if applicable, the shares of our Class A common stock covered by this prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares of our Class A common stock covered by this prospectus in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares of Class A common stock covered by this prospectus.

   The selling stockholders may from time to time transfer shares to a donee, successor or other person, other than for value, and such transfers will not be made pursuant to this prospectus. Such donees, successors and other transferees may effect sales of the shares donated, distributed or transferred pursuant to this prospectus (as supplemented or amended to reflect such transaction and donee, distributee or transferee). We have agreed to certain assignments of registration rights under a registration rights agreement with some of the selling stockholders.

   At the time a particular offer of shares of our Class A common stock covered by this prospectus is made, if required, a prospectus supplement will be distributed that will set forth the number of shares of our Class A common stock covered by this prospectus being offered, the name of any pledgee, donee, successor or other transferee who may sell shares under this prospectus and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

   The sale of shares of our Class A common stock covered by this prospectus by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with us. There can be no assurance that the selling stockholders will sell all or any of the shares of Class A common stock covered by this prospectus.

   We have agreed to indemnify the selling stockholders and any person controlling a selling stockholder against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

   We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until November 23, 2001.

                                  LEGAL OPINION

   The validity of the shares of Class A common stock offered hereby has been passed upon for us by Alex S. Navarro, Esq., our Chief Strategy Officer. At the time of the original effectiveness of the registration statement with the Securities Exchange Commission registering the shares offered pursuant to this prospectus, Mr. Navarro owned 3,000 shares of our Class A common stock and options to purchase an additional 179,688 shares.

                                     EXPERTS

   The consolidated financial statements of dELiA*s Inc. appearing in dELiA*s Inc.'s Annual Report (Form 10-K) for the fiscal year ended January 29, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements of dELiA*s Inc. as of January 31, 1999 and for each of the two fiscal years in the period ended January 31, 1999, incorporated in this prospectus by reference from dELiA*s Inc.'s Annual Report on Form 10-K and the current report on Form 8-K of dELiA*s Corp. dated December 11, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   An estimate of the fees and expenses of issuance and distribution (other than discounts and commissions) of the Class A common stock offered hereby (all of which will be paid by the Company) is as follows:

SEC registration fee ...........................  $ 4,536
Printing expenses ..............................    5,000
Legal fees and expenses ........................    5,000
Accounting fees and expenses ...................   30,000
Miscellaneous expenses .........................    1,000
                                                  -------

      Total ....................................  $45,536
                                                  =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

   As permitted by the Delaware General Corporation Law, the Registrant's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

   As permitted by the Delaware General Corporation Law, the bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, and (iv) the rights conferred in the bylaws are not exclusive.

   The indemnification provisions in the Registrant's restated certificate of incorporation and in its bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

   The Registrant has obtained directors' and officers' insurance providing indemnification for its directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.    EXHIBIT DESCRIPTION

2.1*  First Amendment to Agreement and Plan of Merger, dated as of January
      12, 2001, among dELiA*s Corp., TheSpark.com Inc. and the former stockholders of TheSpark.com, Inc.
5 Opinion of Alex S. Navarro, Esq. regarding legality of securities (previously filed as an exhibit to this Registration Statement)
23.1* Consent of Ernst & Young LLP
23.2* Consent of Deloitte & Touche LLP
23.3  Consent of Alex S. Navarro, Esq. (previously filed as an exhibit to this Registration Statement)
24*   Power of Attorney (included on signature page)
99.1* First Amendment to Registration Rights Agreement, dated as of January
      12, 2001, among dELiA*s Corp. and the former stockholders of TheSpark.com, Inc.

----------
*  Filed herewith.

ITEM 17.  UNDERTAKINGS

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 26, 2001.


                                        DELIA*S CORP.


                                        By: /s/ Stephen I. Kahn
                                            ---------------------------------
                                            Name: Stephen I. Kahn
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer


                        SIGNATURES AND POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Stephen I. Kahn, Timothy B. Schmidt and Dennis Goldstein, and each of them, his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-3 of dELiA*s Corp., and any or all amendments (including post-effective amendments) thereto, relating to the offering of shares of its Class A common stock, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         SIGNATURES                       TITLE                    DATE
         ----------                       -----                    ----

/s/ Stephen I. Kahn               Chairman of the           January 26, 2001
------------------------          Board, Chief
Stephen I. Kahn                    Executive Officer
                                  and Director
                                   (principal
                                   executive officer)

/s/ Dennis Goldstein               Chief Financial           January 26, 2001
------------------------           Officer and
Dennis Goldstein                   Treasurer
                                   (principal
                                   financial and
                                   accounting officer)

                                   Vice Chairman,            January 26, 2001
/S/ Christopher C. Edgar           Chief Operating
-------------------------          Officer and Director
Christopher C. Edgar

/s/ EVAN GUILLEMIN                 President and             January 26, 2001
----------------------------       Director
Evan Guillemin

/s/ CLARE COPELAND                 Director                  January 26, 2001
----------------------------
Clare Copeland

/s/ S. Roger Horchow               Director                  January 26, 2001
----------------------------
S. Roger Horchow

/s/ Geraldine Karetsky             Director                  January 26, 2001
----------------------------
Geraldine Karetsky

/s/ Timothy U. Nye                 Director                  January 26, 2001
----------------------------
Timothy U. Nye

/s/ Joseph J. Pinto                Director                  January 26, 2001
----------------------------
Joseph J. Pinto

/s/ Douglas R. Platt               Director                  January 26, 2001
----------------------------
Douglas R. Platt

                                  EXHIBIT INDEX

2.1*  First Amendment to Agreement and Plan of Merger, dated as of January
      12, 2001, among dELiA*s Corp., TheSpark.com Inc. and the former stockholders of TheSpark.com, Inc.
5 Opinion of Alex S. Navarro, Esq. regarding legality of securities (previously filed as an exhibit to this Registration Statement)
23.1* Consent of Ernst & Young LLP
23.2* Consent of Deloitte & Touche LLP
23.3  Consent of Alex S. Navarro, Esq. (previously filed as an exhibit to this Registration Statement)
24*   Power of Attorney (included on signature page)
99.1* First Amendment to Registration Rights Agreement, dated as of January
      12, 2001, among dELiA*s Corp. and the former stockholders of TheSpark.com, Inc.


----------
*  Filed herewith.